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                  CENDANT COMMENCES $58 PER SHARE TENDER OFFER
                  FOR AMERICAN BANKERS INSURANCE GROUP SHARES

Stamford, CT and Parsippany, NJ, January 28, 1998 -- Cendant Corporation (NYSE:
CD) today commenced a cash tender offer to buy approximately 23.5 million common shares of American Bankers Insurance Group Inc. (NYSE: ABI) at a price of $58 per share, which together with shares Cendant owns will equal 51% of the fully diluted shares of American Bankers.

Yesterday, Cendant proposed to acquire American Bankers for $58 per share in cash and stock, for an aggregate of approximately $2.7 billion on a fully diluted basis. Cendant will exchange, on a tax-free basis, shares of its common stock with a fixed value of $58 per share for the balance of American Bankers' common stock.

The offer and proration period will expire at 12:00 midnight, New York City time, on Wednesday, February 25, 1998, unless extended.

The offer is not conditioned upon Cendant obtaining financing. The offer is conditioned upon certain terms specified in the Offer to Purchase. The full terms and instructions to participate in the tender offer are set forth in Cendant's Offer to Purchase.

The Information Agent is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill Lynch & Co.

Cendant (NYSE: CD), the world's premier provider of consumer and business services, was created through the merger of CUC and HFS on December 17, 1997. With a market capitalization of approximately $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments:
Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to travel, shopping, auto, dining, and other services through more than 73 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the Company has more than 35,000 employees, operates in over 100 countries and makes approximately
100 million customer contacts annually.

Investor Contact:                 Media Contact:           or:
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Corporate Communications          Public Relations
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